PRIVACY AND VALUE INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@privacyandvalue.com

August 4, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Alexandra Barone, Esq.

Dear Mr. Barrone:

Re:          Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of August 2, 2021 concerning our registration statement on Form S-1 filed July 26, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

Prospectus Summary, page 1

1.	Please expand your disclosure to discuss the consequences if the company is unable to finalize the agreement with Cyber Apps or raise sufficient funds in this offering to complete the development of the software.

We have included disclosure in our prospectus summary indicating that if we are unable to finalize the agreement with Cyber Apps World Inc. or raise sufficient funds in this offering to complete the development of the software, our business will likely fail and subscribers would lose their investments in our shares.

Plan of Distribution, page 13

2.	We note you revised the third paragraph of this section to disclose that “all shares sold under this prospectus will be sold at a fixed price of $0.05 per share.” Please reconcile this disclosure with the other disclosures throughout the filing, including on the cover page, that provide that the shares will be offered at a fixed price of $0.02 per share.

We have revised our disclosure in this section to indicate that the shares will be offered at a fixed price of $0.02 per share.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note your response to prior comment 8. Please further revise the first section of your independent registered public accounting firm’s report to define Privacy & Value, Inc. as the “company” and to refer to the audited financial statements, “including the related notes (collectively referred to in the report as the financial statements).” Refer to paragraph .08 of PCAOB Auditing Standard 3101.

Our independent registered public accounting firm has revised its report to define Privacy and Value, Inc. as the “company” and to refer to the audited financial statements, including the related notes (collectively referred to in the report as the “financial statements”) in accordance with paragraph .08 of PCAOB Auditing Standard 3101.

Notes to Financial Statements, page F-7

4.	Please revise the notes to your financial statements to address the following:

●	Include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December 15, 2020. Refer to ASC 606-10-65-1.

●	Refer to the correct federal statutory tax rate of 21% in Note 6.

We have revised the notes to our financial statements to include our revenue recognition policy under ASC 606 and to disclose the correct federal statutory tax rate of 21%.

Yours truly,

PRIVACY AND VALUE INC.

Per: /s/ Daniel Okelo

Daniel Okelo, President